



Pyro's Pastrami Small Business Bond™

Bond Terms:

Bond Yield: 7.5%

Target Raise Amount: $100,000

Offering End Date: Sep 6, 2021

Repayment Period: 5 years (60 months)

Minimum Raise Amount: $25,000

Company Details:

Name: Grizzlies LLC DBA Pyro's Pastrami

Founded: 2018

Address: 1915 Essex St, Unit B

Berkeley, CA 94703

Industry: Food and Catering Services

Employees: 2

Website: www.pyrospastrami.com

Use of Funds Allocation:

If the maximum raise is met:

(60%) $60,000 – New Equipment
(36.5%) $36,500 – Location Build Out
(3.5%) $3,500 - SMBX capital raise fee

Social:

Facebook: 352 Followers
Instagram: 6.3K Followers





Business Metrics:

	Most recent fiscal year-end: 2020	Prior fiscal year-end: 2019
Total Assets	$8,473	n/a
Cash & Cash Equivalents	$7,973	n/a
Accounts Receivable	$0	n/a
Short-term Debt	$1,793	n/a
Long-term Debt	$0	n/a
Revenues / Sales	$26,443	n/a
Cost of Goods Sold	$11,700	n/a
Taxes & Licenses	$207	n/a
Net Income	($3,373)	n/a
Gross Margins	56%	n/a

Recognition:

Pyro's Pastrami was featured in the SF Chronicle. In May of 2021 after several articles and shoutouts by food curators, chefs, and other restaurant owners in the area, Pyro's Pastrami filmed a short documentary with Vice's Munchies that absolutely pushed their success through the roof.

About:

The sights and sounds you experience when walking into Pyro's Pastrami are mouth-watering, but it's nothing compared to taking your first bite. Pyro's Pastrami's was founded by Cash Caris and co-founder and bestie Anahita Cann in 2020.

Cash has been in the industry for 22 years and an executive chef for the past 12 years, working alongside culinary industry leaders such as Kenji Lopez-Alt, David Burke, and Jason Tillman. With an extensive background in corporate dining Cash has worked as a chef for Steve Jobs, opened two successful cafes at Google, and has consulted on the opening of various restaurants, pubs, and nightclubs in the Greater Bay area. Anahita has always had a love for hospitality. While attending school pre-pandemic and majoring in commercial real estate law, she and Cash clicked on the possibility of owning a business together: Cash, an exceptional chef with a proven track record, Anahita with her sights never far from the business financials and customer relations - together they're the perfect team.

Then the pandemic hit. After three months of quarantine, Cash and Anahita took the leap and traveled across the country for research and development, to see how they would build a legacy together. From California to Maine (and back), they visited 100 restaurants. From mom-and-pop diners to notable successful restaurant chains to world famous institutions like Frank Pepe's, they saw and ate it all. Cash and Anahita's trip consisted of ideas and inspiration, which led to one of the most successful pop ups in the Bay Area: Pyro's Pastrami.

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